
10031363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 EAST GALBRAITH ROAD, SUITE 102
(No. and Street)

CINCINNATI (City) OHIO (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERENCE L. HORAN (513) 745-0707
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name - *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 255 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 4 2010
BRANCH OF REGISTRATIONS
AND
04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERENCE L. HORAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORAN SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


NOTARIAL SEAL
STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-11

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Horan Securities, Inc. as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio
February 19, 2010

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 268,810	$ 287,559
Restricted cash	1,704	35,932
Certificates of deposit	-	104,929
Marketable securities, at fair value	20,811	25,945
Commissions receivable	121,203	127,113
Other receivable	3,811	-
Prepayments	31,195	25,177
Equipment and furniture, net of accumulated depreciation of $112,164 for 2009 and $98,243 for 2008	15,855	28,655
Deferred income taxes	23,700	-
TOTAL ASSETS	$ 487,089	$ 635,310
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 28,105	$ 46,612
Accrued expenses	193,953	193,489
Income taxes payable	-	5,091
Total current liabilities	222,058	245,192
LONG-TERM DEBT	165,000	190,000
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Additional paid-in capital	25,000	-
Accumulated deficit	(218,717)	(98,764)
Accumulated other comprehensive income	748	5,882
Total stockholder's equity	100,031	200,118
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 487,089	$ 635,310

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and as an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in seventeen states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's offices are located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

RESTRICTED CASH - The Company considers all cash held in an special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 to be restricted cash.

MARKETABLE SECURITIES - The Company's marketable securities are considered available-for-sale securities and, accordingly, are carried at fair value. The difference in fair value and cost at the end of the year, or unrealized gains and losses, net of tax, is shown as a separate component of accumulated other comprehensive income. The change in unrealized gains during the year is included in comprehensive income.

Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board's new accounting pronouncement, *Fair Value Measurements*, for all financial instruments that are required to be reported at fair value and all nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. Effective January 1, 2009, the Company adopted the standard for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The Company's investments are valued using level 1 inputs.

COMMISSIONS RECEIVABLE - Commissions receivable represent commissions due on purchase and sale of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs periodic evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets.

INCOME TAXES - Recognition is given to the income tax effects of temporary differences in reporting transactions for financial and tax purposes. The principal differences result from the use for tax purposes of accelerated depreciation methods and other temporary differences. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's new interpretation, *Accounting for Uncertainty in Income Taxes.* This interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of this interpretation did not have a material effect on the Company's financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the amount of the position that will ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. Any portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the statements of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations and retained earnings. As of December 31, 2009, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

ESTIMATES AND UNCERTAINTIES - The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - For the year ended December 31, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through February 19, 2010, the date the financial statements were available to be issued.

NOTE 2 - MARKETABLE SECURITIES

As of December 31, 2009, marketable securities, which are all considered available-for-sale are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 20,063	$ 748	$ -	$ 20,811

As of December 31, 2008, marketable securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 20,063	$ 5,882	$ -	$ 25,945

NOTE 3 - LONG-TERM DEBT

During August 2006, the Company entered into a subordinated loan agreement with a stockholder in the amount of $240,000. Under the provisions of 17 CFR 240.15c3-d, which require that the FINRA review and find the subordination agreement acceptable, the FINRA deemed the agreement to be acceptable effective September 15, 2006. Interest at 8% is payable at times determined by the lender and the Company. The note is due September 2010.

During August 2009, the Company amended the subordinated loan agreement to extend the due date from September 30, 2010 to September 30, 2013, and to reduce the interest rate from 8% to 6% per annum. The FINRA deemed the agreement to be acceptable effective September 4, 2009.

The December 31, 2009, balance of $165,000 is due in full on September 30, 2013.

NOTE 4 - LEASE COMMITMENTS

The Company has a verbal agreement with a company with common ownership and management to assume responsibility for its portion of the noncancelable operating lease for office space which expires August 31, 2016. The Company's future minimum operating lease payments as of December 31, 2009, are as follows:

Year ending	
December 31, 2010	$ 96,657
December 31, 2011	96,657
December 31, 2012	97,621
December 31, 2013	99,549
December 31, 2014	100,544
Thereafter	170,890
	$ 661,918

NOTE 5 - INCOME TAXES

The components of deferred taxes included in the statements of financial condition are as follows:

	2009	2008
Deferred tax assets		
Net operating loss carryforward	$ 20,600	$ -
Capital loss carryforward	1,200	-
Contributions carryforward	2,600	2,600
	24,400	2,600
Deferred tax liability		
Depreciation	700	-
Net deferred tax asset before valuation allowance	23,700	2,600
Valuation allowance	-	(2,600)
Net deferred tax asset	$ 23,700	$ -

As of December 31, 2009, the Company had approximately $137,000 of federal net operating losses. The net operating loss carryforward, if not utilized, will begin to expire in 2029. As of December 31, 2009, the Company had approximately $16,800 of federal charitable contributions. The charitable contribution carryforward, if not utilized, will begin to expire in 2011.

NOTE 6 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for both employee and Company contributions at the discretion of the Board of Directors.

NOTE 7 - RELATED PARTY TRANSACTIONS

Transactions and balances with related parties are as follows:

	2009	2008
Stockholder		
Long-term debt	$ 165,000	$ 190,000
Accrued interest	$ 4,189	$ 1,267
Interest paid	$ 10,819	$ 16,829

A company with common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate expenses based on various business factors. The affiliate pays certain expenses of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis.

NOTE 8 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital requirement totaled $25,000 as of December 31, 2009 and 2008, and its defined net capital and net capital ratio totaled $146,675 and 1.51 to 1 as of December 31, 2009, $258,149 and .57 to 1 as of December 31, 2008.

Liabilities subordinated to claims of creditors totaled $165,000 and $190,000 as of December 31, 2009 and 2008, respectively.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2009 and 2008

	2009	2008
Net capital		
Total stockholder's equity	$ 100,031	$ 200,118
Liabilities subordinated to claims of general creditors	165,000	190,000
	265,031	390,118
Less non-allowable assets:		
Non-allowable receivables	41,554	73,846
Prepayments and other assets	57,825	25,177
Furniture and equipment, net	15,855	28,655
Haircuts on securities:		
Certificates of deposits	-	393
Marketable securities	3,122	3,898
	118,356	131,969
Net capital	$ 146,675	$ 258,149
Aggregate indebtedness		
Accounts payable	$ 28,105	$ 46,612
Accrued expenses	193,953	193,489
Income taxes payable	-	5,091
Less non-allowable accrued expenses	-	(98,955)
	$ 222,058	$ 146,237
Percentage of aggregate indebtedness to net capital	151 %	57 %
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 121,675	$ 233,149
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	$ 116,675	$ 243,525

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2009

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2009	$ 146,675
Net capital, per above calculation	$ 146,675

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION,
AUDIT REPORT AND
SUPPLEMENTARY INFORMATION

December 31, 2009

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.